EXHIBIT 3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Teck Resources Limited (“Teck”)

Suite 3300

550 Burrard Street

Vancouver, BC

V6C 0B3

2.	Date of Material Change

May 5, 2009 and May 8, 2009.

3.	News Release

Press releases with respect to the material changes described herein were issued by Teck on May 5, 2009 and May 8, 2009 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

On May 5, 2009, Teck announced that it had priced its previously announced private placement of senior secured notes (the “notes”), and that it would issue US$4.225 billion in aggregate principal amount of notes, consisting of US$1.315 billion aggregate principal amount of 9.75% senior secured notes due 2014 (the “2014 notes”), US$1.06 billion aggregate principal amount of 10.25% senior secured notes due 2016 (the “2016 notes”) and US$1.85 billion aggregate principal amount of 10.75% senior secured notes due 2019 (the “2019 notes”). On May 8, 2009, Teck announced that the private placement of notes had closed.

5.	Full Description of Material Change

On May 5, 2009, Teck announced that it had priced its previously announced private placement of notes, and that it would issue US$4.225 billion in aggregate principal amount of notes, consisting of US$1.315 billion aggregate principal amount 2014 notes, US$1.06 billion aggregate principal amount of 2016 notes and US$1.85 billion aggregate principal amount of 2019 notes. On May 8, 2009, Teck announced that the private placement of notes had closed.

Teck issued the notes under an indenture (the “Indenture”) dated as of May 8, 2009, among Teck, the Subsidiary Guarantors (as defined in the Indenture) and The Bank of New York Mellon, as Trustee, a copy of which has been filed by Teck on SEDAR and EDGAR. All terms not otherwise defined herein have the meanings ascribed thereto in the Indenture. Teck and the Subsidiary Guarantors also entered into a registration rights agreement, dated as of May 8, 2009 (the “Registration Rights Agreement”), with the initial purchasers of the notes, a copy of which has also been filed by Teck on SEDAR and EDGAR.

The following description is intended only as a summary of the material terms of the notes and certain material provisions of the Indenture and the Registration Rights Agreement, and does not restate the terms of the notes, the Indenture and the Registration Rights Agreement in their entirety.

Maturity Date and Interest

The 2014 notes mature on May 15, 2014 and are non-callable. The 2016 notes mature on May 15, 2016 and are callable on or after May 15, 2013. The 2019 notes mature on May 15, 2019 and are callable on or after May 15, 2014.

Teck will pay interest on the notes semi-annually on May 15 and November 15 in each year, commencing November 15, 2009, to holders of notes at the close of business on the May 1 or November 1 immediately preceding the applicable interest payment date. Interest will be calculated on the basis of a 360-day year comprised of twelve 30-day months.

Security and Guarantees

The notes are secured by a pledge of a bond (the “Senior Secured Pledge Bond”) issued by Teck under a trust indenture (the “Master Trust Indenture”) dated as of April 30, 2009, between Teck, as issuer, and CIBC Mellon Trust Company, as trustee (the “Pledge Bond Trustee”). The Senior Secured Pledge Bond will be secured by a first priority lien (subject to existing liens and other Permitted Liens as defined in Teck’s Bridge Credit Agreement and the Term Credit Agreement) in favor of the Pledge Bond Trustee on substantially all of the material present and future real property and personal property and assets of Teck, including the capital stock of subsidiaries of Teck and each Subsidiary Guarantor, subject to certain exceptions, including certain assets in respect of which required third party consents are not obtained.

Teck’s obligations under the notes are also secured on a senior unsecured basis by the Subsidiary Guarantors. A Subsidiary Guarantee will be automatically released in certain circumstances, including, but not limited to, a sale or disposition of a Subsidiary Guarantor or its capital stock, such that it is no longer a Restricted Subsidiary, or the disposition of all or substantially all of its assets. Certain of Teck’s future subsidiaries that guarantee any of its other indebtedness will also become Subsidiary Guarantors.

Ranking

The notes and the Subsidiary Guarantees are first-priority senior obligations of Teck and the Subsidiary Guarantors, respectively, and (i) rank equally in right of payment with all existing and future Senior Indebtedness of Teck and the Subsidiary Guarantors, respectively, (ii) are senior in right of payment to any future Subordinated Obligations of Teck and the Subsidiary Guarantors, respectively, and (iii) are structurally subordinated to all the liabilities, including trade payables and preferred stock, of each Teck subsidiary that does not guarantee the notes.

The notes rank ratably with other indebtedness (including, without limitation, the Bridge Credit Agreement and the Term Credit Agreement) secured by Teck’s other senior secured pledge bonds.

Optional Redemption

At any time Teck will be entitled at its option to redeem the 2014 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2014 notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including), the redemption date (subject to the right of holders of notes on the relevant record date to receive interest due on the relevant interest payment date).

Except as set forth below, and in certain limited circumstances relating to changes in tax laws, Teck may not redeem the 2016 notes prior to May 15, 2013. On and after this date, Teck may redeem the 2016 notes, in whole or in part, at its option, upon not less than 30 nor more than 60 days prior notice, at the following redemption prices (expressed as percentages of the principal amount thereof), plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of notes of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 15 of the years set forth below:

Year	Redemption price

2013	105.125%

2014	102.563%

2015 and thereafter	100.000%

Prior to May 15, 2013 Teck will be entitled at its option to redeem the 2016 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2016 notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including), the redemption date (subject to the right of holders of notes on the relevant record date to receive interest due on the relevant interest payment date).

Except as set forth below, and in certain limited circumstances relating to changes in tax laws, Teck may not redeem the 2019 notes prior to May 15, 2014. On and after this date, Teck may redeem the 2019 notes, in whole or in part, at its option, upon not less than 30 nor more than 60 days prior notice, at the following redemption prices (expressed as percentages of the principal amount thereof), plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of notes of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 15 of the years set forth below:

Year	Redemption price

2014	105.375%

2015	103.583%

2016	101.792%

2017 and thereafter	100.000%

Prior to May 15, 2014 Teck will be entitled at its option to redeem the 2019 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2019 notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including), the redemption date (subject to the right of holders of notes on the relevant record date to receive interest due on the relevant interest payment date).

In addition, prior to May 15, 2012, Teck may, on one or more occasions, redeem up to a maximum of 35% of the original aggregate principal amount of each of the 2014 notes, the 2016 notes and the 2019 notes with the Net Cash Proceeds of one or more Equity Offerings by Teck, at a redemption price equal to 109.75%, in the case of the 2014 notes, 110.25%, in the case of the 2016 notes, and 110.75%, in the case of the 2019 notes, of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of notes of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption:

(1)	at least 65% of the aggregate principal amount of each of the 2014 notes, the 2016 notes and the 2019 notes remains outstanding; and

(2)	any such redemption by Teck must be made within 60 days of such Equity Offering and must be made in accordance with certain procedures set forth in the Indenture.

Teck is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Any payments made by Teck with respect to the notes will be made without withholding or deduction for Canadian taxes unless required by law or the interpretation or administration thereof. If Teck is required to withhold or deduct for Canadian taxes with respect to a payment to the holders of the notes, it will pay the additional amount necessary so that the net amount received by the holders of the notes after the withholding is not less than the amount of that they would have received in absence of the withholding, subject to certain exceptions.

Change of Control

Upon the occurrence of a Change of Control, each holder of notes will have the right to require Teck to purchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but not including, the date of purchase (subject to the right of holders of notes on the relevant record date to receive interest due on the relevant interest payment date).

Covenants

The Indenture contains covenants that impose significant restrictions on Teck’s business and the business of its Restricted Subsidiaries. The restrictions that these covenants place on Teck and the Restricted Subsidiaries include limitations on Teck’s ability and the ability of its Restricted Subsidiaries to (subject to certain exceptions) incur additional indebtedness; pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments; sell assets, including the capital stock of the Restricted Subsidiaries; incur liens; enter into transactions with Affiliates; create or permit to exist restrictions on Teck’s ability or the ability of the Restricted Subsidiaries to make any payments and distributions; enter into sale and leaseback transactions, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, and designate Teck’s subsidiaries as Unrestricted Subsidiaries. The Indenture provides that certain of these covenants, including the limitations on indebtedness, restricted payments, sales of assets and subsidiary stock, transactions with Affiliates and restrictions on dividends will be suspended with respect to the notes of a series if both of two specified rating agencies assign such series of notes an investment grade credit rating in the future and no Default or Event of Default exists under the Indenture. Such covenants will be reinstated with respect to such series of notes to the extent a Default or Event of Default with respect to such series of notes has occurred and is continuing or one of the specified rating agencies assigns such series of notes a non-investment grade credit rating.

Events of Default

The Indenture provides for Events of Default with respect to a series of notes, including a default in payment of principal or interest on such series of notes when due and payable, and, in the case of a default in the payment of interest, continues for 30 days, among others. If an Event of Default occurs, it would permit or require the principal and accrued interest on the notes to become or to be declared due and payable.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, Teck and the Subsidiary Guarantors have agreed to file with the United States Securities and Exchange Commission a registration statement (the “Exchange Offer Registration Statement”) on the appropriate form under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), for the holders of notes to exchange the notes of each series (and the related Subsidiary Guarantees thereof) for registered notes (the “Exchange Notes”) (and the related Subsidiary Guarantees thereof) having substantially the same terms as the notes of such series (the “Exchange Offer”), and to use reasonable efforts to cause the Exchange Offer Registration Statement to become effective at the earliest possible time, but in no event later than 180 days after the closing date of the note offering and to consummate the Exchange Offer within 30 business days after such 180-day period.

Upon the effectiveness of the Exchange Offer Registration Statement, Teck and the Subsidiary Guarantors will offer to the holders of notes pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their notes for Exchange Notes. Teck and the Subsidiary Guarantors have also agreed, in certain circumstances, to file a shelf registration statement to cover resales of the notes.

Upon the occurrence of certain events (each, a “registration default”), including if the Exchange Offer Registration Statement is not declared effective within the specified time frame, Teck will pay additional interest to each holder of a transfer restricted note (as defined in the Registration Rights Agreement), with respect to the first 90-day period immediately following the occurrence of the first registration default in amount equal to 0.50% per annum on the principal amount of the notes held by such holder, and such amount of additional interest will increase by an additional 0.50% per annum with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of additional interest for all registration defaults of 1.5% per annum. Following the cure of all registration defaults, additional interest will cease to accrue.

Use of Proceeds

Teck has used the net proceeds from the private placement of notes to repay borrowings under the Bridge Credit Agreement, thereby reducing the outstanding balance thereunder to US$603 million, which is due on October 30, 2011. As a consequence of the reduction in the bridge facility balance, Teck has received a rebate of approximately US$36 million in fees paid in April 2009 in connection with the bridge facility extension.

The notes were offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the U.S. Securities Act.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial Affairs of Teck Resources Limited at the above-mentioned address or by telephone at (604) 699-4076.

9.	Date of Report

May 15, 2009

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 15th day of May, 2009.

TECK RESOURCES LIMITED

By:	/S/ PETER ROZEE
Peter Rozee Senior Vice President, Commercial Affairs